May 5, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 - filed March 10, 2010;
Form 10-Q for Fiscal Quarter Ended September 30, 2010;
Form 8-K/A filed February 10, 2011
File No. 1-13718

Dear Mr. Spirgel:

This letter will confirm that MDC Partners and Melissa Hauber (Securities and Exchange Commission) have agreed that MDC Partners will submit its response to the most recent comments of the Staff of the Division of Corporation Finance on or prior to May 16, 2011.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Mitchell Gendel
General Counsel & Corporate Secretary

Enclosures

cc:          Melissa Hauber, Securities and Exchange Commission
Miles S. Nadal, Chairman, President and Chief Executive Officer
David Doft, Chief Financial Officer
Michael Sabatino, Chief Accounting Officer
Members of the Audit Committee
MDC Partners Inc.